TRANSITION SERVICES AGREEMENT

      This Transition Services Agreement (the "Agreement") is entered into as of May 1, 2005 by and between Hospira, Inc., a Delaware corporation ("Hospira"), and ICU Medical (Utah), Inc., a Delaware corporation ("Medical").

                                    RECITALS

      A. Hospira and ICU Medical, Inc., a Delaware corporation ("ICU") have entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of February 25, 2005, providing for the purchase by ICU of certain assets of Hospira, and a Manufacturing, Commercialization and Development Agreement (the "MCDA") dated as of February 25, 2005, providing for, among other things, the manufacture of certain products by ICU and the sale of such products to Hospira.

      B. Pursuant to the Assignment and Assumption Agreement dated February 25, 2005, ICU has assigned, granted, sold, conveyed and transferred all of its right, title and interest in and to the Asset Purchase Agreement and the MCDA to Medical, ICU's wholly-owned subsidiary, and Medical has assumed and agreed to observe and perform all of the duties, terms, provisions and covenants in connection therewith.

      C. This Agreement is one of the "Transaction Documents" contemplated by the Asset Purchase Agreement, and the Closing under the Asset Purchase Agreement is occurring simultaneously with the delivery of this Agreement.

      D. To ensure that the Acquired Assets are transferred to Medical in an orderly fashion and that the Parties are able to perform under the MCDA as required, Hospira and Medical wish to provide for certain transition services on the terms set forth herein.

      NOW, THEREFORE, in consideration of the covenants contained herein, in the Asset Purchase Agreement and in the MCDA, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

                             ARTICLE I DEFINITIONS.

            For purposes of this Agreement, the following terms shall have the following meanings:

      1.1 "Agreement" has the meaning set forth in the Preamble.

      1.2 "Asset Purchase Agreement" has the meaning set forth in the Recitals.

      1.3 "Business Entity" means any corporation, general or limited partnership, trust, joint venture, unincorporated organization, limited liability entity or other entity.

      1.4 "Charge" and "Charges" have the meanings set forth in Section 2.4.

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      1.5 "Facility" has the meaning set forth in the MCDA

      1.6 "FBEC" shall mean the Fully Burdened Employee Cost and shall equal the cost of the applicable employee including payroll, bonuses, fringe benefits, travel, depreciation of personal computers, floor space, communication charges and other applicable costs in accordance with Hospira's historical practices. The total FBEC shall not exceed two times the base compensation for the applicable employee.

      1.7 "Governmental Body" - means any: nation, state, county, city, town or other jurisdiction; federal, state, local municipal, foreign or other government; or governmental or quasi-governmental authority, including any agency, branch, department, board, commission, court, tribunal, other entity or official exercising governmental or quasi-governmental authority.

      1.8 "Hospira" has the meaning set forth in the Preamble.

      1.9 "Hospira Subsidiary" means any Subsidiary of Hospira.

      1.10 "ICU" has the meaning set forth in the Recitals.

      1.11 "ICU Subsidiary" means any Subsidiary of ICU.

      1.12 "Information" means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

      1.13 "Initial Services" has the meaning set forth in Section 2.1.

      1.14 "MCDA" has the meaning set forth in the Recitals hereto.

      1.15 "Medical" has the meaning set forth in the Preamble.

      1.16 "Person" means any: (i) individual; (ii) Business Entity; or (iii) Governmental Authority.

      1.17 "Parties" means Medical and Hospira.

      1.18 "Prime Rate" means the rate which Citibank N.A. (or its successor or another major money center commercial bank agreed to by the Parties) announces as its prime lending rate, as in effect from time to time.

      1.19 "Provider" means, with respect to any Service, the entity or entities identified on the applicable Schedule as the "Provider."


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      1.20 "Provider Indemnities" has the meaning set forth in Section 5.3.

      1.21 "Purchaser" means, with respect to any Service, the entity or entities identified on the applicable Schedule as the "Purchaser."

      1.22 "Service Term" means, with respect to any Service, the term specified on the Schedule applicable to such Service.

      1.23 "Services" has the meaning set forth in Section 2.2.

      1.24 "Subsidiary" of any Party means another Business Entity that is directly or indirectly controlled by such Party. As used herein, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Business Entity, whether through ownership of voting securities or other interests, by contract or otherwise.

      1.25 "Third Party" means any Person other than Medical, ICU, any ICU Subsidiary, Hospira and any Hospira Subsidiary.

                              ARTICLE II SERVICES.

      2.1 Initial Services. Commencing on the date hereof, the Party designated as the Provider on the Schedules hereto agrees to provide, or with respect to any service to be provided by a Subsidiary of such Party, to cause such Subsidiary to provide, to the Party designated as the Purchaser on the Schedules hereto, or with respect to any service to be provided to a Subsidiary of such Party, to such Subsidiary, the applicable services (the "Initial Services") set forth on TSA #1 through TSA #19 attached hereto.

      2.2 Additional Services. From time to time after the date hereof, the Parties may identify additional services that one Party will provide to the other Party in accordance with the terms of this Agreement (the "Additional Services" and, together with the Initial Services, the "Services"). The Parties shall cooperate and act in good faith to create a Schedule for each Additional Service on commercially reasonable terms. Notwithstanding the foregoing, neither Party shall have any obligation to agree to provide Additional Services until a Schedule for such Additional Services has been agreed to by the Parties in writing.

      2.3 Performance Of Services.

            (a) Each Provider shall perform, or cause its Subsidiaries to perform, all Services to be provided by such Provider in a commercially reasonable manner.

            (b) Neither Provider nor any of its Subsidiaries shall be liable or held accountable, in damages or otherwise, for any error of judgment or any mistake of fact or law or for anything that the Provider or any of its Subsidiaries does or refrains from doing in good faith hereunder, except in the case of its gross negligence or willful misconduct, and except that Medical shall perform the Design-a-Set for Pumps services to be provided by Medical to Hospira in conformity and subject to the provisions of Sections 3.4, 3.5 and 3.6 of the MCDA.


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            (c) Nothing in this Agreement shall require a Provider to perform or cause to be performed any Service in a manner that would constitute a violation of applicable laws.

            (d) Neither Provider nor any of its Subsidiaries will be required to perform or to cause to be performed any of the Services for the benefit of any Third Party or any other Person other than the applicable Purchaser or its Subsidiaries.

      2.4 Charges For Services. The charges for each Service, if any, shall be determined as set forth on the applicable Schedule (each a "Charge" and together the "Charges").

      2.5 Changes To Services. Except as provided in Section 2.8 below, each Provider may make changes from time to time in the manner of performing the Services if such Provider is making similar changes in performing analogous services for itself and if such Provider furnishes to the applicable Purchaser substantially the same notice (in content and timing) as such Provider shall furnish to its own organization respecting such changes. No such change shall affect the Charges for the applicable Service.

      2.6 Transitional Nature Of Services. The Parties acknowledge the transitional nature of the Services and agree to cooperate in good faith and to use commercially reasonable efforts to effectuate a smooth transition of the Services from the Provider to the Purchaser (or its designee).

      2.7 Cooperation. In the event that (i) there is nonperformance of any Service as a result of an event described in Section 5.4, or (ii) the provision of a Service would violate applicable law, the Parties agree to work together in good faith to arrange for an alternative means by which the applicable Purchaser may obtain, at the Purchaser's sole cost, the Services so affected.

      2.8 Use Of Third Parties To Provide The Services. Each Provider may perform its obligations through its Subsidiaries or, if such Provider is obtaining analogous services for itself from agents, subcontractors or independent contractors, the Provider may perform its obligations hereunder through the use of agents, subcontractors or independent contractors, if such Provider furnishes to the applicable Purchaser substantially the same notice (in content and timing) as such Provider shall furnish to its own organization respecting such use of Third Parties. If the Provider is not obtaining analogous services for itself from Third Parties, the Provider may perform its obligations hereunder through the use of agents, subcontractors or independent contractors only upon obtaining the prior written consent of the Purchaser which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, the Provider shall not be relieved of its obligations under this Agreement by use of such Subsidiaries, agents, subcontractors or contractors. Delegation of performance of any Service by a Provider in accordance with this Section 2.8 shall not affect the Charges for the applicable Service.


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                          ARTICLE III BILLING; TAXES.

      3.1 Procedure. Charges for the Services, if any, shall be charged to and payable by the applicable Purchaser. Any charges payable pursuant to the terms of this Agreement shall be paid to the applicable Provider, as directed by such Provider, on a monthly basis, which amounts shall be due within thirty (30) days after the date of invoice. All amounts due and payable hereunder shall be invoiced and paid in U.S. dollars.

      3.2 Taxes. Each Purchaser shall pay any and all taxes incurred in connection with the applicable Provider's provision of the Services, including all sales, use, value-added, and similar Taxes, but excluding Taxes based on such Provider's net income.

      3.3 No Set-Off. A Purchaser's obligation to make any required payments under this Agreement shall not be subject to any unilateral right of offset, set-off, deduction or counterclaim, however arising.

                        ARTICLE IV TERM AND TERMINATION.

      4.1 Term. This Agreement will terminate with respect to any Service at the close of business on the last day of the Service Term for such Service.

      4.2 Information Transmission. On or prior to the last day of each relevant Service Term, the Provider shall use commercially reasonable efforts and shall cause its Subsidiaries to use commercially reasonable efforts to support any transfer of Information concerning the relevant Services to the applicable Purchaser. If requested by the Purchaser, the Provider shall deliver and shall cause its Subsidiaries to deliver to the applicable Purchaser, within such time periods as the Parties may reasonably agree, all Information received or computed for the benefit of such Purchaser during the Service Term, in electronic and/or hard copy form; provided, however, that (i) the Provider shall not have any obligation to provide or cause to provide Information in any non-standard format, and (ii) the Provider and its Subsidiaries shall be reimbursed for their reasonable out-of-pocket costs for providing Information in any format other than its standard format.

                            ARTICLE V MISCELLANEOUS.

      5.1 Mutual Cooperation. The Parties and their respective Subsidiaries shall cooperate with each other in connection with the performance of the Services hereunder, including producing on a timely basis all Information that is reasonably requested with respect to the performance of Services and the transition of Services at the end of the term of this Agreement; provided, however, that such cooperation shall not unreasonably disrupt the normal operations of the Parties and their respective Subsidiaries.

      5.2 Limitations On Liability.

            (a) NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR INDIRECT, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES RESULTING FROM ANY BREACH OF THIS AGREEMENT, EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND EACH PARTY HEREBY WAIVES ON BEHALF OF ITSELF AND ITS AFFILIATES (AS DEFINED IN THE MCDA) ANY CLAIM FOR SUCH DAMAGES, INCLUDING ANY CLAIM FOR PROPERTY DAMAGE OR LOST PROFITS, WHETHER ARISING IN CONTRACT OR TORT.


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            (b) The foregoing limitations on liability in this Section 5.2 shall not apply to either Party's obligations under Section 5.3 (Third Party Claims).

      5.3 Third Party Claims. Each Purchaser shall indemnify, defend and hold harmless the Provider, its Subsidiaries and each of their respective directors, officers and employees, and each of the successors and assigns of any of the foregoing (collectively, the "Provider Indemnitees"), from and against any and all claims of Third Parties relating to, arising out of or resulting from the Provider's furnishing or failing to furnish the Services provided for in this Agreement, other than Third Party claims arising out of the gross negligence or willful misconduct of any Provider Indemnitee. The Party seeking indemnification shall promptly notify the other Party of any claims for which indemnification is sought. The indemnified Party shall cooperate fully with the indemnifying Party in the investigation and defense of any claims and shall allow the indemnifying Party to control the defense of any such claims with counsel reasonably satisfactory to the indemnified Party. No settlement or compromise shall be made without the prior written consent of the indemnifying Party, which consent shall not be unreasonably withheld or delayed.

      5.4 Force Majeure. Neither Party shall be liable to the other if, and to the extent that, the performance or delay in performance of any of its obligations under this Agreement is prevented, restricted, delayed or interfered with due to any delay in the performance of any of the duties or obligations of either Party hereto (except the payment of money) and such delay shall not be considered a breach of this Agreement and the time required for performance shall be extended for a period equal to the period of such delay; provided that such delay has been caused by or is the result of any acts of God, acts of public enemy, insurrections, riots, embargoes, labor disputes, including strikes, lockouts, job actions, or boycotts, fires, explosions, earthquakes, floods, shortages of energy, order by any governmental agency or instrumentality, or other unforeseeable causes beyond the control and without the fault or negligence of the Party so affected. The Party so affected shall give prompt notice to the other Party of such cause, and its expected duration. In such event, the Parties shall meet promptly to determine an equitable solution to the effects of any such event, and the Party claiming the force majeure event shall thereafter take whatever reasonable steps are necessary to relieve the effect of such cause as rapidly as possible.

      5.5 Independent Contractors. The Parties hereto are independent contractors. Nothing contained in this Agreement shall be construed to constitute a Party as a partner, agent or joint venturer with the other Party or as a participant in a joint or common undertaking with the other Party. Each Party shall be individually responsible for its own obligations and liabilities as herein provided. Neither Party shall be under the control or shall be deemed to control the other Party. Neither Party shall be the agent of or have the right or power to bind the other Party without such Party's express written consent, except as may be expressly provided in this Agreement.


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      5.6 Parties in Interest. Nothing in this Agreement, expressed or implied, is intended to confer on any Person or entity other than Hospira and Medical any right or remedy under or by reason of this Agreement.

      5.7 Governing Law. The validity, construction and performance of this Agreement shall be governed by the laws, without regard to the laws as to choice or conflict of laws, of the State of New York.

      5.8 Dispute Resolution. The Parties recognize that bona fide disputes may arise which relate to the Parties' rights and obligations under this Agreement. The Parties agree that any such dispute shall be resolved by Alternative Dispute Resolution in accordance with the procedures set forth on Exhibit 14.4 to the MCDA.

      5.9 Amendment; Assignment. Neither Party shall assign this Agreement or any part hereof without the prior written consent of the other Party; provided, however, that (i) Hospira may assign this Agreement in whole or in part without consent of Medical to a Subsidiary of Hospira; provided that any such assignment shall not release Hospira from its obligations hereunder; (ii) Hospira may assign this Agreement, in whole or in part, without such consent in connection with the assignment, transfer, sale or spin-off to a Third Party of substantially its entire business to which this Agreement pertains, the sale of a product line, or in the event of its merger or consolidation with another company; (iii) Medical may assign this Agreement in whole or in part without such consent to a Subsidiary of ICU; provided that any such assignment shall not release Medical from its obligations; and (iv) Medical may assign this Agreement without such consent in connection with its merger or consolidation with another company or the assignment, sale, transfer or spin-off to a Third Party of all or substantially all of its assets. No assignment shall relieve any Party of responsibility for the performance of any accrued obligation which such Party then has hereunder.

      5.10 Notices. All notices hereunder shall be delivered personally; by registered or certified mail, postage prepaid; by facsimile with a confirmation copy sent by registered or certified mail, postage prepaid; or by overnight courier service, to the following addresses of the respective Parties:

      If to Hospira:  Hospira, Inc.
                      Building H1; Department 0960
                      275 N. Field Drive
                      Lake Forest, IL 60045-2579

                      Attention: Chief Executive Officer
                                 Facsimile No.: (224) 212-3262

      With a copy to: Hospira, Inc.
                      Building H1; Department NLEG
                      275 N. Field Drive
                      Lake Forest, IL 60045-2579

                      Attention: General Counsel
                                 Facsimile No.: (224) 212-2088


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      If to Medical:  ICU Medical (Utah), Inc.
                      951 Calle Amanecer
                      San Clemente, California 92673

                      Attention: Chief Financial Officer
                                 Facsimile No.: 949-366-8368 and (949) 366-4264

      With a copy to: Heller Ehrman LLP
                      601 South Figueroa Street
                      40th Floor
                      Los Angeles, California 90017

                      Attention: Stephen E. Newton
                      Facsimile No.: (213) 614-1868

Notices shall be effective upon receipt if personally delivered or delivered by facsimile, on the third business day following the date of mailing or on the first business day following deposit with an overnight courier service. A Party may change its address listed above by notice to the other Party.

      5.11 Counterparts. This Agreement may be executed in one or more counterparts (including by means of faxed signature pages), all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party.

      5.12 Entire Agreement. This Agreement and the Schedules hereto contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein. Notwithstanding the foregoing, the Parties acknowledge that they have entered into other agreements pertaining to other subject matters, including the Asset Purchase Agreement, the Transaction Documents (as defined in the Asset Purchase Agreement) and the MCDA.

      5.13 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby or thereby, as the case may be, is not affected in any manner adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.


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      5.14 Confidentiality. The Parties acknowledge that the confidentiality provisions of the MCDA apply to Confidential Information (as defined in the MCDA) received by either Party in connection with this Agreement.

                            [Signature Page Follows]


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            IN WITNESS WHEREOF, the Parties have executed this Agreement to be executed as of the date first written above.


                                  ICU MEDICAL (UTAH), INC.

                                  By: /s/ Francis J. O'Brien
                                      ------------------------------------------
                                  Name: Francis J. O'Brien
                                        ----------------------------------------
                                  Title: CFO
                                         ---------------------------------------


                                  HOSPIRA, INC.

                                  By: /s/ Terrence C. Kearney
                                      ------------------------------------------
                                  Name: Terrence C. Kearney
                                        ----------------------------------------
                                  Title: Senior V.P. and Chief Financial Officer
                                         ---------------------------------------


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